UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

UNI-PIXEL, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
904572203
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	904572203	Page	1	of	7

1.	NAMES OF REPORTING PERSONS. Bank of America Corporation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5.	SOLE VOTING POWER

NUMBER OF		0

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		899,524

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8.	SHARED DISPOSITIVE POWER

		899,524

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	899,524

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	12.2%(1)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC
(1) The number of shares of Common Stock that was previously reported by the reporting person has been adjusted to reflect the one-for-fifteen reverse stock split of the Common Stock that occurred on December 10, 2010.

CUSIP No.	904572203	Page	2	of	7

1.	NAMES OF REPORTING PERSONS. Merrill Lynch, Pierce, Fenner & Smith Incorporated

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5.	SOLE VOTING POWER

NUMBER OF		0

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		899,524

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8.	SHARED DISPOSITIVE POWER

		899,524

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	899,524

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	12.2%(1)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	BD/IA
(1) The number of shares of Common Stock that was previously reported by the reporting person has been adjusted to reflect the one-for-fifteen reverse stock split of the Common Stock that occurred on December 10, 2010.

Item 1.
(a)	Name of Issuer
          Uni-Pixel, Inc.
(b)	Address of Issuer’s Principal Executive Offices
          8708 Technology Forest Place, Suite 100, The Woodlands, Texas 77381

Item 2.
(a)	Name of Person Filing
          This statement is jointly filed by, and on behalf of, each of Bank of America Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated.
(b)	Address of Principal Business Office or, if none, Residence
          The address of the principal business office for Bank of America Corporation is Bank of America Corporate Center, 100 North Tryon Street, Charlotte, North Carolina 28255.
          The address of the principal business office for Merrill Lynch, Pierce, Fenner & Smith Incorporated is One Bryant Park, 250 Vesey Street, New York, New York 10036.
(c)	Citizenship
          See Item 4 on the cover page(s) hereto.
(d)	Title of Class of Securities
          Common Stock
(e)	CUSIP Number
          904572203

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:
(a)	☑	A Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	A Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	An insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	An investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☑	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☑	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d—1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.
(a)	Amount beneficially owned: See Item 9 on the cover page(s) hereto.

(b)	Percent of class: See Item 11 on the cover page(s) hereto.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto.

(ii)	Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 on the cover page(s) hereto.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 on the cover page(s) hereto.

Item 5.	Ownership of 5% or Less of a Class.
          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.
          Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
          Merrill Lynch, Pierce, Fenner & Smith Incorporated is a wholly owned subsidiary of Merrill Lynch & Co., Inc., which is a wholly owned subsidiary of Bank of America Corporation. Because of its relationship to the reporting persons, Merrill Lynch & Co., Inc. may be deemed to beneficially own 899,524 shares of Common Stock (representing 12.2% of the shares of Common Stock). Merrill Lynch & Co., Inc. expressly disclaims beneficial ownership of the Common Stock beneficially owned by the reporting persons.

Item 8.	Identification and Classification of Members of the Group.
          Not Applicable.

Item 9.	Notice of Dissolution of Group.
          Not Applicable.

Item 10.	Certifications.
          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2011	Bank of America Corporation
	By:	/s/ Jeffrey M. Atkins
		Name:	Jeffrey M. Atkins
		Title:	Managing Director

Date: February 10, 2011	Merrill Lynch, Pierce, Fenner & Smith Incorporated
	By:	/s/ Gary M. Tsuyuki
		Name:	Gary M. Tsuyuki
		Title:	Managing Director

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (furnished herewith)